COILS TO LOCS

Ethnically inspired wigs for medical & non-medical hair loss



coilstolocs.com   Boston, MA      [Female Founder] [B2B] [Healthcare] [Consumer Goods] [Retail]

Highlights

(1) 🎗 1 in 3 Black women will be diagnosed with cancer in their lifetime

(2) ✂ 46% of women experience medical hair loss; coily/curly wigs are impossible to find at hospitals

(3) 💅 Black women outspend other demographics on haircare & beauty by MORE THAN 85%

(4) 🌍 That is a $2.3B market for wigs/extensions in America, and growing to $4B+ over the next 4 years

(5) 👤 Founders have lived this problem first hand + have worked within the health system for 20+ years

(6) 💅 We have partnerships with the top hospitals; incl. Dana Farber Cancer & Massachusetts General

(7) 💻 Currently launching D2C e-commerce site; selling directly to women with all types of hair loss

(8) 📺 Featured on the Today Show, and in the Boston Globe, Forbes, People & Elle

Our Team



Dianne Shaddock Austin   CEO and Co-Founder

Cancer survivor and serial entrepreneur with expertise as a natural hair and black culture blogger. BS in Mass Communications, Emerson College.

CTL was built out of my lived cancer experience. As I lost my hair during chemotherapy, I looked for a wig that matched my naturally tightly coiled hair. There were NONE available. I was told that I could buy a straight-haired wig and have a salon add chemicals to "kink" the hair! CTL was born to bring humility back to medical hair loss.



Pamela Shaddock   COO and Co-Founder

Worked in the health-related events space, putting on Avon Breast Cancer Walks and similar fundraising events. In 2020, I slowed my burgeoning career as a supporting actress to commit myself to building CTL full time. Adelphi Alumnus.



Cheryl McCloud   Chief Engagement Officer

Cheryl has professional expertise in communications and community engagement leverages a career working in Communications, Public Relations and Marketing for small businesses, corporations, not-for-profits, healthcare, and government.



Howard Chan   Web Development & Website Management

Howard is a multi talented professional who provides technical and high level administrative support to Coils to Locs. In his "spare" time, he is a practicing attorney!

The Story Of One Cancer Survivor Giving Millions Of Black Women Across America The Confidence To Be Themselves Again.



"It's just hair. You should feel lucky to be alive."

You can imagine my disbelief when well-intentioned people let this comment slip out of their mouths, as they responded to my most recent cancer treatment update.

Hello, my name is Dianne, co-founder of Coils to Locs. In 2015 I was diagnosed with breast cancer and lost all of my coily textured hair due to chemotherapy. My oncologist wrote me a wig prescription, and I was assured that my insurance would reimburse me up to $350. I set out to go find a wig that would make me feel as comfortable in my skin as possible during this emotionally challenging time.




Pre-Chemo   Post Chemo

As I lost my hair during chemotherapy, I went to the medical hair salon to look for a wig that matched my naturally coily hair. To my surprise, there were NONE available.

I was told that I could buy a straight haired wig, and take it to a medical hair salon so that they could add chemicals to the wig to "tightly coil" the hair.



After reaching out to dozens of cancer centers across the country, I realized that my dilemma was not unique to the Boston area. No wig manufacturer provided highly textured, coily wigs for the healthcare system. Was there not a market or interest in tightly coiled wigs in the medical hair loss space?

What I actually found was the contrary...

Tens of Millions of Black Women Experience Hair Loss





More Than Just a Wig

11M+ Black Women experience hair loss & need a wig

46% of Black Women Experience hair loss

Black hair culture & hair identity far exceeds other communities

Wigs for medical hair loss is not a vanity purchase

0 ethnically inspired wigs Currently available

Cancer is not the only reason for hair loss among Black women. In fact it's one of many causes. Some of the other prominent causes of hair loss are traction alopecia, which is caused by tightly braiding your hair for extended periods, autoimmune diseases, such as thyroid imbalances, and lupus.





Chemotherapy caused hair loss
- 1 in 3 Black Men and Women are diagnosed with cancer in their lifetime [2]
  - 60% of patients with cancer experience hair loss
  - 1 in 285 children in the US are diagnosed with cancer [6]

Traction Alopecia
- The most common form of hair loss, affects 1/3 of Black Women
  - Caused by tight braiding hair styles

Central Centrifugal Cicatricial Alopecia
- Affects 15% of Black Women [3]

Thankfully, the Solution Has Arrived!



The Solution

We couldn't find the textured, coily wigs that so deeply represent who we are within the healthcare system, so we decided to do something about this disparity. This is when Coils to Locs was born. Both myself, and my co-founder and sister, Pamela are integrally involved in the black hair culture as bloggers and influencers. PS - you can read and learn more <u>here</u>.

Between our hair culture background and my understanding of the healthcare space having worked in the industry for over 20 years, we knew we were well suited to both provide a product that women would love to wear, and be able to get that product into medical hair salons across America.

We've made progress on both fronts so far...

Women Love Our Product

"THANK YOU for doing what you do. This is sorely needed." ➥ *this is what keeps us going!*



"Another happy client left our Boutique today looking fabulous in her Coils to Locs wig!"
~ **Over My Head Boutique**

"I love your mission and I believe your work is very important as, once again, folks of color are being overlooked."

overlooked.

- You can check out our entire catalog of wigs **here**.



Word is Spreading About Coils to Locs Wigs, Made Specifically for Women of Color

Today Show: **"Sisters Aim to Make Wigs More Inclusive for Cancer Patients & Survivors"**

Boston Globe: **"Black Female Founders Sell the Medical Wigs That Other Companies Won't"**

People: **"This Mom & Cancer Survivor, Couldn't Find Curly Textured Wigs After Chemo, So She Created Her Own"**



With news articles highlighting Coils to Locs, and the unfortunately high number of women who truly need this product, we immediately started receiving notes like:

> *"Hello, I have lost all of my hair due to years of dealing with diabetes And dialysis ... Please tell me how I can become one of your customers!!"*

And

> *"I am not a cancer patient, but a Lupus survivor. I started to lose my hair in college before being diagnosed with Lupus. Your hair units are exactly what I love. More ethnic. More me. We need beautiful and affordable hair too. Thank you for your vision and best of luck!"*

The Response Was Telling Us That The Market Was There

Starting with the hospital that I was first diagnosed with cancer at three years earlier, we began getting paid placements of Coils to Locs wigs. Over the past year or so we have been testing the product in the market, and getting the feedback you read a little about above. We're already in some of the top cancer centers & medical hair salons in the nation, and most of the major cancer hospitals in the Boston area alone! We've only just begun and this next chapter is going to be a big one.

Proof of Concept

Our Customers Are Already Some Of The Biggest Names In Healthcare 👇

Massachusetts General Hospital
Founding Member, Mass General Brigham

Beth Israel Lahey Health
Beth Israel Deaconess Medical Center

Dana-Farber Cancer Institute

UVA Health

Seattle Cancer Care Alliance

THE WIG DR.

THE SALON 16 NEWBURY

waterford place

2022 Was About Turning This Idea Into A Thriving Business

We decided right off the bat that given my background we would first solve this healthcare disparity through the B2B sector - selling to cancer centers and medical hair salons.

But demand for our wigs has been so strong that we are launching our Direct to Consumer platform in November!

Having an e-commerce presence is an obvious decision for any product in 2022. We project this addition to our revenue channels as the silent leader in sales for 2023. While we focus much of our attention on getting Coils to Locs into every medical hair salon and cancer center across the country (approximately 300+), we will be running marketing campaigns that should drive significant D2C sales in 2023.

It is important to note as well that, unlike other ethnic groups, Black women actively wear wigs not just because of hair loss but because of the convenience of frequently changing their look based on their mood, or to protect their natural, (un-straightened hair) from damage.



Opportunity

$3 BN 2022

$5 BN 2026

"African American customers have been driving the market growth for hair wigs and extensions in the US." ~**Nielsen**

This means that the potential market in the U.S. alone is 24 million Black women.

We will create marketing campaigns to increase sales and encourage additional sales. Examples include, "Change of season, change your hair" type of campaigns, video conversations with women who share their reasoning around having more than one wig, and "featured wig of the month" promotions.

How We Meet the Demand



Cancer Centers **Medical Hair Loss Salons** **E-Commerce Direct to Consumer**

B2B **B2B** **B2C**

Competitive Landscape

There are no players in the ethnically inspired wig sector with significant control on the industry. In fact, there are NO players in the medical hair salon and cancer center space AT ALL. This means that for women of color who experience hair loss and need a wig, there are limited options, if truly any at all.

Those wigs in the market that are ethnically inspired are found usually at select beauty supply stores, and they are notoriously of lesser quality.

Company	Coily/Curly Selection	Quality Synthetic Wigs	Cultural Community	Supports Insurance Reimbursement	Vendor Education & Support	Direct to Consumer
COILS to LOCS	☺	☺	☺	☺	☺	☺

Major US Wig Distributors	✖	☺	✖	☺	✖	✖
Beauty Supply Stores	☺	✖	✖	✖	✖	☺

Coils to Locs is filling a void that wig manufacturers have neglected to fill in the healthcare space. But our overall goal is to build a brand that reaches beyond cancer centers. Many black women, and men, lose their hair for various reason that we talked about before. Through our continued work as black hair culture bloggers and influencers, we hope to spread the acceptance of wig-wearing far beyond the walls of hospitals across America. Let me introduce Pamela, my co-founder, and the woman leading the charge in increasing awareness around hair loss for women of color:

Meet Dianne & Pamela

 

Dianne
Cancer survivor and serial entrepreneur with history as a natural hair and black culture blogger. BS in Mass Communications, Emerson College. Worked in the health care space, with a focus on DEI, for almost 20 years.

Pamela
Worked in the health-related events space, putting on Avon Breast Cancer Walks and similar fundraising events. In 2020, I slowed my burgeoning career as a supporting actress to commit myself to building CTL full time. Adelphi Alumnus.

As a survivor of cancer myself, and as a long-time healthcare and health-tangential professionals, we feel particularly well suited to navigate this space that is often riddled with bureaucracy & "it's who you know" vibes. Our very early traction at some of the top hospitals and medical hair salons in the industry speaks to this hunch. But we can't scale this company to what it deserves to grow into without a great team around us with skills that mirror our own.

Cheryl McCloud, our talented "sister-cousin" has been with us since the beginning, and she will continue to be an integral team member during this raise and beyond. She will be dedicated to business development and partnerships across the B2B space. A powerhouse of communication, we couldn't be more thrilled to have Cheryl as part of the Coils and Locs team.

Howard Chan has also been with us since the beginning, as our technical expert; driving our website and presence forward. He will continue to support our mission.

With SO MANY requests from individuals across the country and world looking for high-quality synthetic wigs in a coily, textured style, we had to launch a direct-to-consumer option.

The Growing Team

Cheryl McCloud

Howard Chan

As Chief Engagement Officer, Cheryl leverages a career in Communications, Public Relations and Marketing for small businesses, corporations, not-for-profits, healthcare, and government.

As our long time Web Administrator, Howard is a multi talented professional who provides high level technical and administrative a support.

Independent Contractors

Marketing and PR Expertise: We work strategically with highly skilled independent contractors in the marketing and PR space

Our Past & Present Advisors Round Out Our Team's Skills

Past & Present Advisors

Evelyn Abayaah
Massachusetts General Hospital
Founding Member, Mass General Brigham

Barnet Sherman
TENBAR GROUP

John Maudlin
Fields Corner BUSINESS LAB

Yawen Wang
Ucla



Director Network Development and Strategic Partnerships

Sr. Contributor: FORBES

Owner, SCALE Consulting

International Business Development

Aude Moras

Business Advisor

Tricia Young

Founder, TLE Consulting Group

So... Where Are We Going Now?

First we will be **launching our direct to consumer e-commerce platform**. With our entrance into the B2B space, we will target both Black women experiencing all forms of medical hair loss and Black women interested in wearing wigs for aesthetic reasons. Our target market: a whopping 24 million Black women in the U.S. The percent of Black women experiencing medical hair loss in the U.S. alone is over 11 million.

We are also interested in **increasing our revenue streams** by offering related products in the next 12 months such as private label wig care products, scalp and hair products and fashion headscarves and turbans.

Our main priority over the next year is to **grow our B2B placements**. With the addition of a second business development professional, we will actively pursue partnerships with the 50+ confirmed cancer centers & 150+ medical hair salons that specialize in working with customers experiencing hair loss, as well as the additional 200+ "unlisted" medical hair salons across the nation.

We will also seek out **partnerships with the major health insurance carriers** such as Blue Cross Blue Shield, Tricare, United Health, and Kaiser Permanente in order to partner as an additional cancer resource for members of their healthcare plans.

There is an exciting **opportunity to expand globally** in the next 12 to 24 months, with appropriate funding. We would start with Canada where we have been in preliminary conversations with an organization that supports chemotherapy hair loss patients in the Canadian healthcare system. The organization is interested in supporting our expansion into the medical hair loss space in Canada in order to serve the needs of Black women experiencing chemotherapy hair loss as these ethnically inspired wigs are not available in the Canadian healthcare system either!

From there, we are already working in partnership with Massachusetts **Export Center MSBDC Network**, who has partnered with us to provide a global market analysis to support our next steps into business expansion globally into markets identified as top markets for our ethnically inspired wigs including:

Nigeria, South Africa, United Kingdom, Brazil, France, among many others!

Forward looking projections cannot be guaranteed.

I Am Joining Coils to Locs Full Time

I'm excited to finally announce that I have left my full time job at Mass General Hospital to lead Coils to Locs in a full-time capacity. The time is now or never. We are poised for a thrilling 2023, as we reach for milestones that take Coils to Locs towards that household name we know it will become. Even though the jump is risky, I need to direct all of my mental energy to Coils to Locs, participating fully in this growth!



Growth Funding

$30,000

$50,000

$170,000

■ Salaries & Partnerships
■ Fulfillment & Inventory
□ D2C Platform Marketing

How This Growth Curve Takes Its Shape

- Coils to Locs is offered at the majority of the Cancer Centers and medical hair salons across the country

- Launch the direct-to-consumer e-commerce site & push the brand to all US markets

- An international business plan is created for a 2024 rollout into the global market

- Acquire a partnership with the major healthcare insurance providers

- Increase our revenue streams to offer hair-tangential products

Forward looking projections cannot be guaranteed.

Investments of $250+ = A Kimmie Cap!



Be one of the first to get your Kimmie Cap wig hat!
These fashionable braided or faux locs style "hats with hair" are named
in honor of our sister, Kimberly, ("Kimmie"), our biggest CTL
cheerleader. (She *really* loved these hats)!
Rest in Love & Peace Kimmie

Can't use your Kimmie Cap*? We will give your wig to a
cancer resource organization that targets underserved cancer
patients!

**When making your investment, please leave a note in
the "Comments" section or email us:**
Wefunderwigdonation@coilstolocs.com

Kimmie Caps will be delivered to all investors and/or donated 2-3 months after the close of this raise. Organization(s) to be announced shortly.

More Than Just a Wig

- **This business is about more than just wigs. It's about closing the healthcare disparity that wig manufacturers have overlooked for generations. It's about creating a brand of wigs that Black women feel confident & beautiful in. We've ALL been touched by a friend, relative, or coworker who has experienced chemotherapy and other medical hair loss. Join us in this journey ensuring that every woman has access to a wig that resembles the hair that she lost.**

Every woman deserves a wig that resembles the hair that she lost




Thank You!

CoilsToLocs.com
wefunder@coilstolocs.com